UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 9, 2005

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

On August 9, 2005, Independence Holding Company issued a press release announcing net income for the second quarter and six months ended June 30, 2005. A copy of such release is furnished herewith as Exhibit 99.1. All information hereunder shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits

   C.   Exhibits

Exhibit 99.1 - Press release of Independence Holding Company dated August 9, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert

                            Date: August 9, 2005

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY CONTACT: **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD **(203) 358-8000**
STAMFORD, CONNECTICUT 06902 www.Independenceholding.com
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2005 SECOND QUARTER AND SIX MONTHS RESULTS

Stamford, Connecticut, August 9, 2005. Independence Holding Company (NYSE: IHC) today reported 2005 second quarter and six months results.

Financial Results

Net income increased 5.7% to $5,866,000, or $.41 per share, diluted, for the three months ended June 30, 2005 compared to $5,550,000, or $.39 per share, diluted, for the three months ended June 30, 2004. The three months ended June 30, 2005 included after tax realized and unrealized securities gains of $526,000, or $.04 per share, diluted, versus $273,000, or $.02 per share, diluted, for the three months ended June 30, 2004. Revenues increased 18.7% to $68,982,000 for the three months ended June 30, 2005 compared to three months ended June 30, 2004 revenues of $58,113,000.

Net income increased 5.1% to $11,618,000, or $.82 per share, diluted, for the six months ended June 30, 2005 compared to $11,050,000, or $.77 per share, diluted, for the six months ended June 30, 2004. The six months ended June 30, 2005 included after tax realized and unrealized securities gains of $666,000, or $.05 per share, diluted, versus $862,000, or $.06 per share, diluted, for the six months ended June 30, 2004. Revenues increased 21.8% to $134,655,000 for the six months ended June 30, 2005 compared to six months ended June 30, 2004 revenues of $110,545,000.

IHC's 42% ownership of the common stock of American Independence Corp. (NASDAQ: AMIC) is accounted for on the equity method and had a carrying value, including goodwill, of $36,616,000 (3.5 million shares) at June 30, 2005. IHC's interest in AMIC's earnings is burdened twice: (i) by a non-cash provision for taxes recorded by AMIC and (ii) by a deferred tax charge at the IHC level. This burden amounted to $469,000 and $374,000 for the three months ended June 30, 2005 and 2004, respectively, and $906,000 and $1,037,000 for the six months ended June 30, 2005 and 2004, respectively. The Board of Directors of both IHC and AMIC have approved IHC increasing its ownership of AMIC's outstanding common stock to 49%.

Chief Executive Officer's Comments

Roy T.K. Thung, Chief Executive Officer, commented, "We are delighted that our Company has reached two milestones this quarter, our Stockholders' Equity is now approximately $200 million ($14.32 per share) and our assets now exceed $1.0 billion ($1.1 billion at June 30, 2005). Our net income increased by almost 6% for the second quarter of 2005 compared to the second quarter of 2004, and revenues increased by approximately 19%. We have achieved these results despite: (i) a continuing generally "soft" market for employer medical stop-loss, our largest line of business; (ii) start-up costs associated with our significant expansion into multiple new lines of health insurance; and (iii) a significant reduction in investment income due to lower yields in 2005 as compared to 2004. The benefits of these new lines, which will not be realized fully until 2006, will complement our core medical stop-loss, life and disability businesses. We are looking forward to continuing to enhance shareholder value, and we remain quite optimistic as to IHC's outlook for 2005 and beyond."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (AMIC), and its managing general underwriters, third party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, long-term and short-term disability, employer-sponsored group major medical, short-term medical, group life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, employer-sponsored group major medical, dental, vision, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY

SECOND QUARTER REPORT
JUNE 30, 2005
(In Thousands, Except Per Share Data)

		Three Months Ended June 30,			Six Months Ended June 30,	
		2005	2004		2005	2004
Revenues						
Premiums earned	$	55,781	$ 45,439	$	105,209	$ 85,776
Net investment income		9,037	11,283		18,536	21,266
Net realized and unrealized gains		836	425		1,084	1,320
Equity income from AMIC		509	525		986	1,146
MGU fee income		1,872	191		4,329	384
Other income		947	250		4,511	653
		68,982	58,113		134,655	110,545
Expenses						
Insurance benefits, claims and reserves		35,787	31,877		72,448	61,808
Amortization of deferred acquisition costs		2,673	2,762		5,324	4,141
Interest expense on debt		865	502		1,710	1,062
Selling, general and administrative expenses		21,028	14,381		37,536	26,498
		60,353	49,522		117,018	93,509
Income before income taxes		8,629	8,591		17,637	17,036
Income tax expense		2,763	3,041		6,019	5,986
Net Income	$	5,866	$ 5,550	$	11,618	$ 11,050
Basic income per common share	$	.42	$ .40	$	.83	$ .79
Weighted average basic common shares		13,916	13,997		13,962	13,962
Diluted income per common share	$	.41	$ .39	$	.82	$ .77
Weighted average diluted common shares		14,200	14,340		14,255	14,281

As of June 30, 2005, there were 13,903,607 shares outstanding, net of treasury shares.